OFFERING MEMORANDUM: PART II OF OFFERING DOCUMENT
(Exhibit A to Form C)



FISHER WALLACE LABORATORIES, INC.
630 Flushing Avenue – Box 104
Brooklyn, NY 11206
www.fisherwallace.com

Up to $400,021.10 in Class B Non-Voting Common Stock
at $10.94 per share, plus a 3.5% Investor Processing Fee ($14,000.74)
Minimum Target Amount: $10,010.10 ($10,360.45 with the Investor Processing Fee)

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THIS OFFERING

Securities Offered:	Class B Non-Voting Common Stock (the "**Class B Shares**")
Target Offering Amount:	$10,010.10 (915 shares of Class B Non-Voting Common Stock), not including the 3.5% Investor Processing Fee ($10,360.45 with the Investor Processing Fee).
Offering Maximum:	$400,021.10 (36,565 shares of Class B Non-Voting Common Stock), not including the 3.5% Investor Processing Fee ($414,021.84 with the Investor Processing Fee).
Purchase Price:	$10.94 per share (plus the 3.5% Investor Processing Fee)
Minimum Investment:	$98.46 (9 shares of Class B Non-Voting Common Stock), plus the 3.5% Investor Processing Fee ($101.91 with the Investor Processing Fee).

This Offering is being made through DealMaker Securities LLC (the "**Intermediary**"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to January 2, 2025 (the "**Top of Funnel Offering Deadline**"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. You may sign and complete an investment commitment by January 9, 2025 at 11:59:59pm EST (the "**Investor Signing Deadline**"), so long as it was initiated prior to the Top of Funnel Offering Deadline. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason. For its services, Intermediary will receive $7,500 in activation fees for diligence, infrastructure for the self-directed roadshow, and onboarding. It will also receive a $2,000 per month account management and software access fee, and 8.5% Cash Fee from all proceeds in the Offering.

Investors will be required to pay an Investor Processing Fee of 3.5% to the Company at the time of the subscription to help offset transaction costs. The Intermediary will receive a cash commission on this fee.

Investment Incentives & Bonuses[1]

Investors that have not previously qualified to receive an OAK® coupon in a previous offering, and contribute at least $1,444.08 ($1,494.62 with the 3.5% Investor Processing Fee) in this Offering, shall receive a coupon for OAK® (the Company's Version 2 device which is still in development).[2][3] Investors shall also be entitled to receive additional Class B Shares, as bonus shares, based on the amount and timing of their investment, and whether the investor qualifies as a new or existing investor in the Company. New investors who do not invest more than $98.46 ($101.91 with the Investor Processing Fee) in this Offering will not be eligible for perks after Days 1-7, as described in further detail below.

Existing Investors

Existing investors of the Company who, at the time of investment, hold Class B Shares of the Company, whether acquired in a prior offering of the Company, or acquired through a prior subscription in this Offering ("**Existing Investors**"), shall be entitled to the following perks:

Time of the Investment following Campaign Launch[4]	Investment Amount	Perk
Days 1-21	$98.46 and above	105% Bonus Shares
Days 1-21	$1,444.08 and above	105% Bonus Shares + OAK® Coupon[3]

New Investors

Investors in this Offering who are not Existing Investors, shall be entitled to the following perks:

Time of the Investment following Campaign Launch[5]	Investment Amount	Perk
Days 1-7	$98.46 and above	105% Bonus Shares
Days 1-7	$1,444.08 and above	105% Bonus Shares + OAK® Coupon
Days 8-21	$98.46	No perks
Days 8-21	$109.40 and above	100% Bonus Shares
Days 8-21	$1,444.08 and above	100% Bonus Shares + OAK® Coupon

1. Perks will be calculated for each investor based on the total investment amount. If an investor invests multiple times in this Offering, the combined amount of signed and completed investments will determine what perks the investor receives. If a new investor makes two or more investments in this Offering, the investor will qualify for Existing Investor perks for each subsequent investment after its first signed and completed investment. Perks will be calculated and assigned to investors after this Offering is completed. *See* Footnote 3 below for more information regarding the qualification to receive an OAK® coupon.

2. We are completing the proof of design (prototyping) phase for OAK® (Version 2 Device) and are seeking FDA clearance required for commercial distribution, and expect to commence

manufacturing and distribute investigational devices for usability testing, confirmatory testing, and pilot studies in 2025, prior to commercially distributing the device under regulatory approval; there may be design and production delays which delay manufacturing or distribution. In addition, we may not successfully complete the design and manufacturing or obtain necessary FDA clearance or approvals for the product, in which case the device may never be delivered. We, therefore, assign no value to this coupon.

3. Only investors that have not previously qualified to receive an OAK® coupon in a prior offering shall qualify to receive an OAK® coupon for a total investment amount of at least $1,444.08 ($1,494.62 with the 3.5% Investor Processing Fee) in this Offering. Only one OAK® coupon will be granted per investor, regardless of how many investments an investor makes in this Offering.

4. Days 1-7 include the day this offering is launched (the "**Launch Date**") through 11:59:59 pm Eastern Standard Time ("**EST**") (03:59:59 am Coordinated Universal Time ("UTC") on the 7th day following the Launch Date (December 19, 2024). Days 8-21 commence at 12:00 am EST (04:00 am UTC on the 8th day following the Launch Date, and ends at 11:59:59 am EST (07:00 pm UTC) on the 21st day following the Launch Date (January 2, 2025).

Restrictions on Transfer

For one (1) year, the Class B Shares may not be transferred, unless such Class B Shares are transferred (1) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Use of Proceeds

The net proceeds of this offering will be used primarily as follows:

	If Target Offering Amount Sold	If Maximum Offering Amount Sold*
Total Proceeds:	$10,360	$414,022
Less: Offering Expenses		
(a) DealMaker Fees	$880	$35,192
(b) Professional Fees[1]	$7,500	$7,500
Net Proceeds	$1,980	$371,330
Use of Net Proceeds:		
(a) Clinical Research	$0	$20,226

(b) Regulatory Consulting & Legal Fees	$0	$60,678
(c) Manufacturing	$0	$121,358
(d) Product Development	$0	$20,226
(e) Operations	$1,980	$148,842
Total Use of Net Proceeds	$1,980	$31,330

*The above table data is rounded to the nearest whole $1.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We may incur Irregular Uses of Proceeds, which may include, but are not limited to, the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of intercompany debt or back payments.

THE COMPANY AND ITS BUSINESS

This discussion should be read in conjunction with the other sections of this Report, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.

Business Summary



Image of OAK® above is computer generated from the device's CAD files

Fisher Wallace Laboratories, Inc. ("FWL" or "Fisher Wallace") develops and manufactures wearable transcranial alternating current stimulation ("tACS") technology, also known as Cranial Electrotherapy Stimulation ("CES"), for the treatment of neuropsychiatric and cognitive disorders, as well as wellness purposes. In April 2023, following sweeping changes to how the CES category is regulated in the US and Europe, the company ceased marketing its Version 1.0 technology and now focuses on developing and commercializing its Version 2.0 technology, called OAK®. Under temporary FDA clearance previously obtained for the Version 1.0 device, called the Fisher Wallace Stimulator, the company generated over $40 million in revenue through the sale of approximately 100,000 devices prescribed by over 14,000 providers in the US. *See Risk Factors – "As a result of government regulation, we have ceased commercially distributing our Version 1.0 device in the United States and will only commercially distribute our Version 2.0 device if and when it is granted approval or clearance by the FDA. The inability to commercially distribute our Version 1.0 device has and will limit our ability to generate revenue until and unless we commercialize our Version 2.0 device in the United States or other markets."*

Our Version 2.0 technology has been validated in two clinical trials to be rapidly effective and safe when treating depression or anxiety.

We believe the depression and anxiety treatment markets are inadequately served by drug therapy, behavioral therapy, and more cumbersome forms of neuromodulation that require brain monitoring or imaging to be administered in a clinic.. We compete with these standards of care by offering a wearable device that is easy to self-administer by a patient at home, which is safe and rapidly effective, and affordable with or without insurance reimbursement. Our technology may be prescribed via telemedicine and shipped directly to patients, avoiding the need for the patient to commute to a treatment site. The customer base for our devices is large and growing, and we believe that the demand for mental health treatment will remain high for the foreseeable future. Of note, there is tremendous clinical need within the US Department of Veterans Affairs and among patients served by Medicaid, and we are focused on building distribution within these markets.

We have invested millions of dollars in clinical research and product development over the past several years, with the goal of obtaining new regulatory approval in the US and Europe for our Version 2.0 technology, called OAK®, that was designed in collaboration with the teams behind Beats, Nest, and the HoloLens. In short, we believe that combining the highest quality scientific evidence with world-class industrial design and user experience will differentiate our product from the competition and unlock the potential for this new category of wearable to achieve smartphone scale.

We no longer generate revenue through the sale of Version 1.0 devices, and cannot generate significant revenue again unless we succeed in obtaining new regulatory approval and clearance for, and successfully commercialize, our Version 2.0 technology. *"We are seeking FDA approval and clearance for our Version 2.0 Device, and may not receive such approval or clearance; failure to obtain approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States."*

Intellectual Property

We recently filed utility and design patent applications to protect the OAK® hardware, as well as trademark applications to protect the brand. The patents we seek may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We do not consider patent and trademark protection as the only barriers to competition, as significant regulatory approval requirements are also barriers to any competition. We may seek additional intellectual property protection in the course of our development of new products and subsequent versions of our products. We currently own trademarks for our brands, including OAK®, and their respective domain names.

Clinical Trial Results

We sponsored and completed a 4-week clinical trial to validate our Version 2.0 technology for the treatment of Major Depressive Disorder (MDD) in adults. The data is intended to be used to support a Class IIb CE Mark application in Europe (the European equivalent of FDA clearance) and to inform a longer duration pivotal trial that we intend to conduct to support Class III FDA approval. Following is the abstract of the scientific journal article that made public the results of the depression trial:

> **ABSTRACT**
>
> **Objective:** Major depressive disorder (MDD) is common, but current treatment options have significant limitations in terms of access and efficacy. This study examined the effectiveness of transcranial alternating current stimulation (tACS) for the acute treatment of MDD.

Methods: We performed a triple-blind, fully remote, randomized controlled trial comparing tACS with sham treatment. Adults aged 21–65 years meeting DSM 5 criteria for MDD and having a score on the Beck Depression Inventory, Second Edition (BDI-II), between 20 and 63 were eligible to participate. Participants utilized tACS or sham treatment for two 20-minute treatment sessions daily for 4 weeks. The primary outcome was change in BDI-II score from baseline to the week 2 time point in an intent-to-treat analysis, followed by analyses of treatment-adherent participants. Secondary analyses examined change at the week 1 and 4 time points, responder rates, subgroup analyses, other self-report mood measures, and safety. The study was conducted from April to October 2022.

Results: A total of 255 participants were randomized to active or sham treatment. Improvement in intent-to-treat analysis was not statistically significant at week 2 (P= .056), but there were significant effects in participants with high adherence (P= .005). Significantly greater improvement at week 1 (P= .020) and greater response at week 4 (P= .028) occurred following tACS. Improvements were significantly larger for female participants. There were no significant effects on secondary mood measures. Side effects were minimal and mild.

Conclusions: Rapid, clinically significant improvement in depression in adults with MDD was associated with tACS, particularly for women. Compared to other depression therapies, tACS has 3 key advantages: rapid, clinically significant treatment effect, the ability of patients to use the treatment on their own at home, and the rarity and low impact of adverse events.

Trial Registration: ClinicalTrials.gov identifier: NCT05384041

Citation: J Clin Psychiatry 2024;85(2):23m15078

We also sponsored and completed an 8-week clinical trial to validate our Version 2.0 technology (OAK®) for the treatment of anxiety in first responders. This study achieved its primary endpoint with statistical and clinical significance, and the results are being prepared for publication, and to support Class II FDA 510(k) and Class IIb CE Mark applications to legally market our Version 2.0 technology in the US and Europe.

Employees

After ceasing to commercially distribute our Version 1.0 device, we streamlined operations to focus on research and development, as well as regulatory affairs, with a full-time CEO who leads a team of part-time customer service and finance employees, consultants, advisors, and freelancers, allowing the company to maintain minimal fixed overhead during its development phase, until it approaches commercial distribution of its Version 2.0 technology. In addition to various consultants, we currently have two full time and one part-time employees.

Property

Our corporate headquarters is located at 630 Flushing Avenue, Brooklyn – Box 104, New York, where we currently lease 1,694 square feet of office space under an amended 1-year lease for $5,628 per month, which ends on January 1, 2025.

Competitors and Industry

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Legal Proceedings

We are currently engaged in disputes with several prior vendors that we believe have not fulfilled their commitments or acted fraudulently, and, if not resolved, one or more of these disputes may lead to litigation or arbitration proceedings.

Since 2022, we have disputed digital advertising invoices from a vendor that we believe grossly misrepresented the performance of its advertising, that total $1,223,030, plus interest and fees. While we continue to negotiate a reasonable settlement, the vendor may ultimately file an arbitration proceeding to pursue the full amount. If that occurs, we intend to vigorously defend ourselves and may bring a counterclaim(s) against the vendor.

We are disputing a $317,932 invoice from a terminated manufacturing vendor in China that shipped us defective products. A preliminary settlement for a fraction of the contested invoice has been agreed to by the parties. However, if the agreement is not finalized, the vendor may commence a legal proceeding to pursue the full amount. If such a proceeding is commenced, we intend to vigorously defend ourselves.

We are disputing a $124,954.50 invoice from a testing laboratory. We believe we were significantly overbilled, and are currently attempting to negotiate a reasonable settlement. If a settlement cannot be reached, we believe an arbitration proceeding or lawsuit would follow. If such a proceeding is commenced, we intend to vigorously defend ourselves.

RISK FACTORS

Investing in our Class B Shares involves risk. In evaluating us, careful consideration should be given to the following risk factors, in addition to the other information included in this Report. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Class B Shares. The following is a summary of the risk factors that we currently believe make an investment in our Class B Shares speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

As a result of government regulation, we have ceased commercially distributing our Version 1.0 device in the United States and will only commercially distribute our Version 2.0 device if and when it is granted approval or clearance by the FDA. The inability to commercially distribute our Version 1.0 device has and will limit our ability to generate revenue until and unless we commercialize our Version 2.0 device in the United States or other markets.

The Fisher Wallace Stimulator Version 1.0 was a variable output Cranial Electrotherapy Stimulation ("**CES**") device that was legally marketed in the United States using 510(k) clearances issued by the United States Food & Drug Administration (the "**FDA**") for the treatment of depression, anxiety and insomnia. In 2019, the FDA required Class III premarket approval for CES devices intended to treat depression and Class II special controls for CES devices intended to treat anxiety and/or insomnia, but permitted established manufacturers to continue marketing products under the 510(k) for an extended period of time. As a result, inApril 2023, we ceased marketing our Version 1.0 device. Our inability to continue marketing our Version 1.0 device resulted in a significant reduction of revenue, and shall continue to do so until and unless we obtain approval or clearance for our Version 2.0 device, or obtain approval and clearance for our Version 2.0 in other markets, including in Europe and the UK through the CE Mark and UKCA Mark pathways, and successfully commercialize the product.

We are seeking FDA approval and clearance for our Version 2.0 device, and may not receive such approval or clearance; failure to obtain approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States.

We have conducted multiple clinical trials with our Version 2.0 device and are actively pursuing FDA approval and clearance. Failure to obtain FDA approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States. We intend to apply for approval and clearance for our Version 2.0 in other markets, including in Europe, regardless of the outcomes of our US applications, but there is no guarantee we will be successful in obtaining regulatory clearance in Europe.

Our failure to comply with government regulations could adversely affect our business.

Our ability to market and sell our products is dependent on our compliance with governmental regulations such as FDA regulations, Federal Trade Commission regulations and health and safety codes, both domestically and abroad. While we believe we operate in substantial compliance with these laws, they are complex and subject to change. Our failure to comply with any of these laws could result in required changes in the design of the products, the manner in which we market our products, fines, penalties, judgments or other sanctions, including the temporary suspension of operations or a delay in the marketing and sales of our products, any of which could adversely affect our business, operations and our reputation.

A new version of our Fisher Wallace Stimulator is in development and will require additional capital to be commercialized.

We have developed a new version of our technology with new therapeutic output, industrial design and packaging, as well as a mobile app to offer recurring digital health services, support usage compliance, and track symptoms and cognitive performance. If we do not have sufficient capital, or for other reasons, are unable to complete the development of or commercialize the new device, it could have a material and adverse effect on our future operations. Even if we complete its commercial development, it may fail to gain market acceptance for any number of reasons, which could materially and adversely impact the value of your investment.

Our new product could fail to achieve the sales projections we expect.

Our growth projections are based on an assumption that our new products will gain traction in the marketplace at a faster rate than our previous products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured our Version 2.0 device for research purposes. Delays or cost overruns in the development of the commercial version of our Version 2.0 device and/or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We received reports of a number of our variable output devices overheating when batteries were installed into the device incorrectly (i.e., backwards). We have no evidence of a risk of fire. We informed customers of the issue and determined that a removal action was not necessary. If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.

We discovered that the Version 1.0 variable output devices produced by our previous (terminated) Chinese contract manufacturer did not have reverse current protection despite such protection being present in the spec, and that this lack could cause the two AA batteries to become warm or hot if accidentally installed incorrectly (backwards). A third party engineering firm concluded that there is no risk of fire. We alerted all customers who received these devices of the potential overheating risk, and cautioned them to not put the batteries in backwards. We also terminated the Chinese contract manufacturer. It is possible that products produced in the future may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurances that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix all defects in future products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants. As we grow, we may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We face significant market competition.

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have debt obligations and credit lines.

We have an outstanding Promissory Note due to our founder, Charles A. Fisher in the principal amount of $576,525, which accrues interest at 5% per annum, and $175,000 ($220,000 with arrangement fees), in outstanding convertible promissory notes due to Simon Webster, which does not bear interest. In addition, we have various credit lines and may have to seek additional loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement or note could have a material adverse effect on our business, results of operations or financial condition.

Certain legal claims have been threatened against us which could result in lawsuits.

We have various disputes with former vendors which could result in collection lawsuits, which we are attempting to resolve. *See "The Company and Its Business – Legal Proceedings."* We are attempting to negotiate a settlement with one such vendor, a testing lab, which invoiced us $124,954.50 for services. We believe we were overbilled because we canceled a portion of the services before they commenced. We are attempting to negotiate a reasonable settlement, though the matter could result in a lawsuit. If a lawsuit is filed, we intend to vigorously defend ourselves. We are also attempting to settle a dispute over a $317,932 invoice from a terminated manufacturing vendor in China that shipped us defective products, which if we are unable to settle, could result in a lawsuit. In addition, we are attempting to settle a dispute with respect to $1,223,030 in digital advertising invoices from a vendor that we believe grossly misrepresented the performance of its advertising, and are in settlement discussions. If we are unable to settle this matter, a lawsuit could be filed against us.

In addition, from time to time, we may receive other claims and become subject to lawsuits involving, breach of contract, employment, copyright infringement and other matters related to the conduct and operation of our business. Such litigation, and any future litigation, whether as plaintiff or defendant, may be costly and time consuming and could divert management and key personnel from our regular business operations. An unfavorable resolution of any such matter could have a material adverse effect on our business.carry

Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.

Our auditor has issued a "going concern" opinion on our financial statements because of our recurring losses from operations and net capital deficiency has raised substantial doubt about our ability to continue as a going concern.

Our intellectual property could be unenforceable or ineffective.

We have filed patent applications covering the therapeutic output and industrial design of our Version 2.0 device; however, a patent may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We also own several trademarks and domain names. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology ("**IT**") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability.

Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, quality management, regulatory affairs, product development, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. Any significant delays or other complications in maintaining our third-party manufacturers, or manufacturing our products, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, or any disruptions or failures to maintain our relationships, could materially damage our brand, business, prospects, financial condition and operating results.

Manufacturing and selling our products internationally may present risks.

Certain components of our products are manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.

We store personally identifiable information of consumers which is subject to vast regulation.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions.

Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism.

Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

No public trading market currently exists for our Class B Shares.

There is no public market for our Class B Shares. Until our Class B Shares are listed on an exchange, if ever, you may not sell your Class B Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class B Shares promptly or at all. If you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

Holders of Series Seed Preferred have liquidation and dividend preferences.

The Series Seed Preferred has liquidation and dividend preferences. We may not pay any dividends on shares of Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred first or simultaneously receive a dividend equal to the dividend they would receive if the Series Seed Preferred were converted into shares of Common Stock. If we are dissolved, liquidated, wind down, or engage in a merger, reorganization or sale of substantially all of our assets, and there are assets available for distribution, the holders of Series Seed Preferred are entitled to receive $2.6774 per share, prior to any payment to the holders of Common Stock, and if our assets are insufficient to fully pay the liquidation preference, all remaining assets shall be distributed to the holders of Series Seed Preferred. There are currently 933,727 outstanding shares of Series Seed Preferred. As a result, assuming no other shares of Preferred Stock were issued, upon a liquidation, dissolution or winding up, the holders of Series Seed Preferred would receive $2,500,000 prior to any distribution of assets to the Common Stockholders.

Holders of Series Seed Preferred have anti-dilution protection.

Pursuant to our Amended and Restated Certificate of Incorporation, as amended, the holders of Series Seed Preferred have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price of the Series Seed Preferred, or $2.6774 per share.

Terms of subsequent financings may adversely impact your investment.

We may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Class B Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Holders of our Class B Shares have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Foreign securities laws.

Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Class B Non-voting Common Stock at $10.94 per share, plus a 3.5% Investor Transaction Fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Class B Non-voting Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION**

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2023 (the "**2023 Annual Period**"), and the twelve-month period ended December 31, 2022 (the "**2022 Annual Period**") should be read in conjunction with our audited consolidated financial statements and the related notes included in this report..

Overview

We were formed as a Delaware corporation on August 23, 2019, and our headquarters are in New York, New York. Our predecessor-in-interest, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in September 2019.

Results of Operation

Sales

For the 2023 Annual Period our net sales were $2,019,528, compared to $4,739,387 for the 2022 Annual Period. We have experienced a significant decrease in revenue during 2023, because we stopped marketing our older, variable output device for the specific designations of depression and anxiety and/or insomnia in the United States, due to the expiration of our marketing clearances for depression, and the likelihood of an enforcement action if we continued to market our older device for anxiety and/or insomnia in the United States. We expect such revenue impact to continue unless and until we obtain FDA approval or clearance to market and sell our Version 2.0 device in the United States, and/or obtain approval and clearance to market and sell our Version 2.0 Device in other markets, such as in Europe.

Cost of Goods Sold

For the 2023 Annual Period, our cost of goods sold was $350,736 compared to $1,096,113 for the 2022 Annual Period. The significant decrease in the cost of goods sold during 2023, is primarily a result of the decrease in sales volume.

Gross Profit

For the 2023 Annual Period, our net loss was $1,668,791 compared to a net loss of $3,643,274 for the 2022 Annual Period.

Operating Expenses

Our operating expenses consist of advertising marketing and sales expenses, general and administrative expenses and research and development expenses. For the 2023 Annual Period, our operating expenses were $3,216,229, including $1,210,616 for advertising, marketing and sales, $1,373,964 for general and administrative and $631,649 for research and development.

For the 2022 Annual Period, our operating expenses were $10,398,801, including $5,139,819 for advertising and marketing, $2,308,252 for general and administrative and $2,950,730 for research and development. The significant decrease in both income and expense in 2023 was due to the expiration, on April 6, 2023, of our FDA marketing clearance for our older, variable output device for the treatment of depression

Loss From Operations

Our loss from operations was $1,547,438 for the 2023 Annual Period, compared to $6,755,527 for the 2022 Annual Period.

Other Expenses

Other Expenses for the 2023 Annual Period were $96,944, including $89,444 in interest expense related to our various credit lines, and a $7,500 expense for settlement of a contract dispute. Other Expenses for the 2022 Annual Period were $318,217 including $319,568 in interest expense (including a $188,216 charge brought forward for previous year loan fees on Shopify Capital Advances) offset by a small gain in currency exchange.

Net Loss

Our net loss for the 2023 Annual Period was $1,664,382, compared to a net loss of $7,073,744, for the 2022 Annual Period. The significant decrease in losses is primarily due to our halting sales and related operating expenses, while we concentrate on development of the next version of our device and on completion of clinical trials.

Liquidity and Capital Resources

Since our inception we have raised over $10,000,000 through various securities offerings, which we have used for research, product development, regulatory affairs, manufacturing, and operations. As of December 31, 2023, we had $311,160 in cash and cash equivalents, compared to $128,229 as of December 31, 2022. As of September 10, 2024, we had approximately $123,958 in cash on hand.

As of December 31, 2023, the Company had capital resources available in the form of a line of credit for $200,000 from Bing, and recurring access to Shopify Capital advances against revenue that typically amount to approximately one month of revenue. As of September, 25, 2023, we ceased advertising on Google or Bing as we no longer market or distribute our Version 1.0 device, while we concentrate our resources on completing clinical trials and preparing to go to market with the next version of our device.

Our inability to market our Version 1.0 device for the specific designations of depression and anxiety and/or insomnia, has resulted in a significant reduction of revenue, and shall continue to do so until and unless we obtain approval or clearance for our Version 2.0 device.

We will incur significant additional costs in finalizing the development of our new Version 2.0 device, including, expenses in completing clinical trials and FDA approvals, in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from various securities offerings, future fundraising campaigns, and additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and marketing, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

We have an American Express credit card, which accrues interest on outstanding balances of 9% per annum. As of December 31, 2023, we had $94,215 outstanding under our American Express card.

We have a Chase credit card, which accrues interest on outstanding balances of 21.24% per annum. As of December 31, 2023, we had $122,431 outstanding under this card. We also have an advance against revenue from Shopify Capital, which had a balance due on December 31, 2023 of $439,186 and which is collected daily as a 17% deduction from our sales revenue.

We have an outstanding loan to Charles A. Fisher, our chairman, chief financial officer and secretary, in the principal amount of $576,525, plus interest in the amount of $115,305, which had accrued as of December 31, 2023. Interest at a rate of 5% per annum accrues on the principal amount of the loan, and we will be required to repay the loan in equal monthly installments of $20,000 commencing at some point in the future.

In December 2020, we entered into a loan agreement with Clear Finance Technology Corp. (Clearbanc), pursuant to which Clearbanc paid our bills for advertising expenses to Google and Facebook amounting to $242,346 and $82,654, respectively, for a total of $325,000. Under this agreement, we assigned $364,000 of our future receivables due for payment to Clearbanc, based on 20% of our future receivables collected on a daily basis. On February 24, 2021, this loan was restructured, and we received additional loans of $150,000 after payment of $54,172 of principal on the loan. The new loan principal amount was $420,828 with a discount of $18,000. On April 28, 2021, the loan was again restructured, and we received an additional loan of $200,000 after a principal loan repayment of $156,005. The new loan principal amount was $464,823 with a discount of $24,000 to be amortized over the life of the loan. As of December 31, 2023, the Clearbanc balance was paid in full and the Facebook remaining balance was $167,514, respectively.

We also have outstanding two convertible promissory notes in the aggregate principal amount of $175,000, plus an additional $45,000 in arrangement fees..

Plan of Operations

For the remainder of 2024, we intend to continue focusing on the steps needed to bring our Version 2.0 technology, OAK®, to market. The extent to which we will be able to make progress depends in part upon the funds raised in this Offering.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Term of Office
Kelly Roman	Chief Executive Officer and Director	August 2019 – Present
Charles A. Fisher	Chief Financial Officer, Secretary and Director	August 2019 – Present

There are no arrangements or understandings between executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Kelly Roman, has served as our chief executive officer and director since our inception in August 2019. As Chief Executive Officer, Mr. Roman is responsible for our strategy and execution, with a focus on advertising, email marketing, content, product development, regulatory affairs, and clinical trial strategy. Between July 2009 and August 2019, Mr. Roman served as the Chief Executive Officer of our predecessor organization, Fisher Wallace Laboratories, LLC, a New York limited liability company. Mr. Roman graduated from Harvard College, and served as an award-winning executive in the digital advertising (Nielsen) and SaaS industries (Oddcast).

Charles A. Fisher, has served as our Chairman, Chief Financial Officer and Secretary since our inception in August 2019. Mr. Fisher has served as the manager and Chief Financial Officer of our predecessor organization, Fisher Wallace Laboratories, LLC, a New York limited liability company. Mr. Fisher is a graduate of Harvard College, and an entrepreneur with extensive career experience in building consumer products companies.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding voting securities as of September 10, 2024, by each person whom we know owned, beneficially, more than 20% of the outstanding voting securities.

Holder	Number and Class of Securities	Percentage
Charles A. Fisher	3,775,651 Class A Shares	63.23%

RELATED PARTY TRANSACTIONS

During 2017 and 2018, Charles A. Fisher, our chairman, chief financial officer, secretary, and holder of over 20% of our voting securities, extended loans to Fisher-Wallace Laboratories, LLC, in the aggregate amount of $576,525. Pursuant to an Asset Purchase Agreement entered into in or about September 2019, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in exchange for 5,999,999 Class A Shares, and we assumed all of the liabilities of Fisher-Wallace Laboratories, LLC, including, the Note. On November 17, 2022, we memorialized such loans by issuing Mr. Fisher a Promissory Note in the amount of $576,525. Pursuant to the Promissory Note, interest at a rate of 5% per annum commenced accruing on the principal amount of the Note on January 1, 2020, and the Note was due and payable at such times as funds are reasonably available to the company. On November 17, 2021, the Note was amended to provide that the Note shall be repaid in monthly installments of $20,000 commencing on April 1, 2022. On July 5, 2022, the Note was amended to extend the repayment commencement date to April 1, 2023.

In December 2021, we engaged in an offering under Rule 4(1)(a) of the Securities Act, pursuant to which we sold 456,905 shares of Series Seed Preferred for $2.7358 per share or an aggregate offering price of $1,250,000, to SHUFL Venture Capital LTD. ("**SHUFL**"). Upon the closing of such offering, Simon Webster, the Chief Executive Officer of SHUFL, was appointed a director. Pursuant to the exercise of an option by the holders of Series Seed Preferred, in March 2022, we sold an additional 456,904 shares of Series Seed Preferred to SHUFL in exchange for $2.7358 per share or an aggregate offering price of $1,250,000. Pursuant to a Side Letter Agreement, we issued SHUFL an additional 19,918 shares of Series Seed Preferred, and in connection therewith, Amended our to Amended and Restated Certificate of Incorporation, to (a) increase the authorized number of shares of Preferred Stock and Series Seed Preferred, from 913,809 shares to 933,727 shares, and (b) decrease the Series Seed Conversion Price and Series Seed Original Issue Price from $2.7358 per share to 2.6774 per share.

In July 2022, SHUFL Venture Capital LTD., purchased $250,000 in Convertible Promissory Notes in connection with our offering pursuant to Rule 506(c). Simon Webster, a director at the time, is the Chief Executive Officer of SHUFL. The Note was convertible into Class A Shares, at a conversion price of $2.7358 per share. On January 4, 2023, SHUFL converted its Convertible Promissory Note into 98,691 shares of Class A Shares. Pursuant to an Investor Rights Agreement, SHUFL has the right to invest an amount equal to 20% of the principal amount of the Note, in the company's next non-crowdfunding equity financing, at a 25% discount to the offering price in such financing.

In October 2023, in exchange for $75,000, we issued a convertible promissory note to Simon Webster, a director at the time, in the principal amount of $75,000. The Note does not bear interest, however, we have agreed to pay Mr. Webster a $25,000 arrangement fee. The Note is convertible into common stock at the lower of a 30% discount to the price per share in the next financing round, or a $25,000,000 valuation. The Note matures on the four-month anniversary of the closing of a financing in the minimum amount of $750,000.

In October 2023, in exchange for $100,000, we issued a convertible promissory note to Simon Webster, a director at the time, in the principal amount of $100,000. The Note does not bear interest, however, we have agreed to pay Mr. Webster a $20,000 arrangement fee. The Note is convertible into common stock at the lower of a 30% discount to the price per share in the next financing round, or a $25,000,000 valuation. The Note matured in July 2024.

In August 2024, Mr. Webster resigned from his external directorships due to his role as Group CEO of Vistra, which included Mr. Webster resigning as a director of the Company.

SECURITIES BEING OFFERED

In this offering, we are offering to investors Class B Common Stock.

Our authorized capital stock consists of 11,100,000 shares of common stock, par value $0.0001 per share, of which 7,100,000 shares are designated as "Class A Common Stock" (the "**Class A Shares**") and 4,000,000 shares are designated as "Class B Common Stock" (the "**Class B Shares,**" and sometimes together with the Class A Shares, the "**Common Stock**"), and 913,809 shares of Series Seed Preferred Stock (the "**Series Seed Preferred Stock**").

As of September 10, 2024, we had 5,971,315 Class A Shares outstanding, 1,845,115 Class B Shares outstanding, and 933,727 Series Seed Preferred Stock Shares outstanding. As of September 10, 2024, we also had outstanding options to purchase 266,015 Class B Shares, having an exercise prices of between $1.65 and $5.00 per share, a warrant to purchase 37,556 Class B Shares having an exercise price of $6.21 per share, and warrants to purchase 30,000 Class B Shares having an exercise price of $3.13 per share. We also have 715,881 shares of Common Stock reserved for issuance upon the exercise of stock options that may be granted in the future.

The rights of holders of our shares are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding Class A Shares, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board, with the approval of the holders of the Class A Shares, and, and in certain instances, the approval of the holders of Class A Shares and Series Seed Preferred Stock, voting as separate classes, may amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock and Series Seed Preferred Stock.

Common Stock and Preferred Stock

Liquidation Preference

In the event of any liquidation or winding up of the company, or a merger, consolidation or sale of substantially all of the assets of the company (a "**Deemed Liquidation Event**"), the holders of Series Seed Preferred Stock shall be entitled to receive, prior to and in preference to the holders of Common Stock, an amount equal to the greater of (i) the Original Issue Price (as defined below) for each share of Series Seed Preferred Stock, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had each such share been converted into Class A Shares immediately prior to such liquidation, winding up or Deemed Liquidation Event)(the "**Series Seed Liquidation Amount**"). The "**Original Issue Price**" is currently, $2.6774, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Stock, and certain issuances of securities at below the Original Issue Price. See "Securities Being Offered – Anti-Dilution Protection" for a detailed discussion of these rights.

After the payment of the Series Seed Liquidation Amount to the holders of Series Seed Preferred Stock, the remaining assets of the company will be distributed ratably to the holders of Common Stock.

Conversion

Each share of Series Seed Preferred Stock shall be automatically converted into Class A Shares at the then-applicable conversion rate (i) in the event that the holders of a majority of the Series Seed Preferred Stock consents to such conversion, or (ii) upon the closing of an underwritten public offering on a firm commitment basis, resulting in aggregate net proceeds to the company (after underwriting discounts and commissions) of not less than $20 million, based on a pre-money valuation of the company of not less than $50 million. The conversion price applicable to each share of Series Seed Preferred Stock equals the Original Issue Price, however, is subject to broad-based weighted average anti-dilution for certain future issuances of securities at an issuance price, or, with respect to convertible securities, having a conversion price, below the Original Issue Price. See "Securities Being Offered – Anti-Dilution Protection" for a detailed discussion of these rights.

Dividend Preference

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price; provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company, the dividend payable to the holders of Series Seed Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The right to receive dividends on shares of Series Seed Preferred Stock are not cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

Director Appointment Rights

The holders of record of Series Seed Preferred Stock, exclusively and as a separate class, are entitled to elect one (1) of the three directors of the company.

Protective Provisions

At any time when at least 25% of shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the

Series Seed Preferred Stock) are outstanding, the company must obtain the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series Seed Preferred Stock, to among other things, liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation, effect an initial public offering, change the constituting documents of the company in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock, including, creating additional classes of stock that ranks senior or on par with the Series Seed Preferred Stock.

Preemptive Rights

The holders of Series Seed Preferred Stock have the preemptive right to participate in any future sales of securities by the company (subject to customary exclusions), on a pro rata basis based on such holder's ownership percentage of Common Stock of the company prior to such sales (on a fully diluted basis including any shares of Common Stock issuable or issued upon conversion of shares of Series Seed Preferred Stock and exercise of all authorized options).

Right of First Refusal

The Company first and the Investor second will have a pro rata right of first refusal with respect to any shares of Common Stock of the company, proposed to be transferred by any of the company's founding stockholders.

Tag-Along Rights

The holders of Series Seed Preferred Stock have a tag-along (co-sale) right with respect to the sale of any shares of Common Stock of the company, proposed to be transferred by Founding Stockholders, which would result in a change of control.

Registration Rights

The holders of Series Seed Preferred Stock are entitled to registration rights if and to the extent they are granted to any future stockholder.

Information Rights

Prior to a Qualified IPO, the company shall provide to the holders of Series Seed Preferred Stock: (i) unaudited annual financial statements within 120 days after the end of each fiscal year, (ii) unaudited quarterly financial statements within 45 days after the end of each of the first three fiscal quarters of each fiscal year, (iii) management projections and budgets quarterly and annually one month prior to the start of each year. In addition each holder of Series Seed Preferred Stock has the right to inspect the company's properties, books and records**.**

Anti-Dilution Protection

Pursuant to the Amended and Restated Certificate of Incorporation, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred Stock, or $2.6774 per share (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation).

Convertible Notes

In October 2023, in exchange for $75,000, we issued a convertible promissory note to Simon Webster, a director, in the principal amount of $75,000. The Note does not bear interest, however, we have agreed to pay Mr. Webster a $25,000 arrangement fee. The Note is convertible into common stock at the lower of a 30% discount to the price per share in the next financing round, or a $25,000,000 valuation. The Note matures on the four-month anniversary of the closing of a financing in the minimum amount of $750,000.

In October 2023, in exchange for $100,000, we issued a convertible promissory note to Simon Webster, a director, in the principal amount of $100,000. The Note does not bear interest, however, we have agreed to pay Mr. Webster a $20,000 arrangement fee. The Note is convertible into common stock at the lower of a 30% discount to the price per share in the next financing round, or a $25,000,000 valuation. The Note matures in July 2024.

Recent Offerings of Securities

Beginning in May of 2020 the Company engaged in four Regulation CF offerings, and two Regulation A+ offerings, with StartEngine Capital Markets Company. The proceeds were used for research and development and general working capital.

In May 2020, we engaged in a Regulation CF Offering, which sold 445,403 Class B Shares at $2.50 per share, for an aggregate price of $1,058,330, including 13,605 bonus shares and 8,466 shares issued to StartEngine as an equity commission.

In October 2021, we engaged in a Regulation A+ Offering, which sold 759,336 Class B Shares at $6.21 per share, for an aggregate price of $4,664,499, including 8,309 bonus shares and 37,557 Class B warrants, with a price of $6.21 issued to StartEngine as an equity commission
.
In March 2022, we engaged in a Regulation CF Offering, which sold 141,608 Class B Shares at $8.76 per share, for an aggregate price of $1,122,944, including 9,573 bonus shares, and 3,845 shares issued to StartEngine an equity commission.

In August 2022, we engaged in a Regulation CF Offering, which sold 43,654 Class B Shares at $8.76 per share, for an aggregate price of $335,758, including 4,405 bonus shares, and 1,138 shares issued to StartEngine as an equity commission.

In February 2023, we engaged in a Regulation CF Offering, which sold 153,549 Class B Shares at $8.81 per share, for an aggregate price of $1.192,627, including 14,123 bonus shares, and 4,054 shares issued to StartEngine as an equity commission.

In March 2023, we engaged in a Regulation A+ Offering, which sold 48,275 Class B Shares at $10.67 per share, for an aggregate price of $468,754 including, 3,466 bonus shares, and 877 shares issued to StartEngine as an equity commission.

In November of 2023, 28,682 gift shares were allocated to StartEngine investors from Founders shares to be non-dilutive.

Beginning in November 2023, we engaged in five Regulation CF offerings with DealMaker. The proceeds were used for research and development and general working capital.

In November 2023, we engaged in a DealMaker Regulation CF Offering, which sold 83,986 Class B Shares at $10.99 per share (inclusive of a 3.5% Investor Processing Fee), for an aggregate price of $532,202 including

33,755 bonus shares and 1,805 gift shares allocated from Founders shares to be non-dilutive. (DealMaker does not require an equity commission in its fee structure.)

In January 2024, we engaged in a DealMaker Regulation CF Offering, which sold 79,217 Class B Shares at $11.07 per share (inclusive of a 3.5% Investor Processing Fee), for an aggregate price of $469,069, including 36,845 bonus shares.

In March 2024, we engaged in a DealMaker Regulation CF Offering, which sold 68,663 Class B Shares at $11.11 per share (inclusive of a 3.5% Investor Processing Fee), for an aggregate price of $405,904, including 32,128 bonus shares.

In June 2024, we engaged in a DealMaker Regulation CF Offering, which sold 37,854 Class B Shares at $11.27 per share (inclusive of a 3.5% Investor Processing Fee), for an aggregate price of $237,729, including 16,804 bonus shares.

In September 2024, we engaged in a DealMaker Regulation CF Offering, which sold 49,006 at $11.30 per share (inclusive of a 3.5% Investor Processing Fee) for an aggregate price of $281,257.67, including 24,953 bonus shares.

VALUATION METHODOLOGY

Pre-Money Valuation: $108,250,000

Valuation Details:

We believe the company has valuable intellectual property and clinical trial results that support the utility of its intellectual property, as well as a valuable customer base, with technology that is highly differentiated in a large mental healthcare treatment market. While direct valuation comparisons are difficult to make given the novelty of our approach, we informed our pre-money valuation through a comparison with Talkspace, a publicly traded mental health focused company. While we are a medical device company, we also intend to offer talk therapy and other recurring digital health services to its hardware customers. We believe that converting a hardware customer to a digital health customer will require negligible additional cost of acquisition. We estimate that we have between 50,000 - 70,000 active hardware users today (of our Version 1.0 device), and that half of these customers and Version 2.0 customers in the future will be candidates for talk therapy and other digital health services. Our pre-money valuation, which today represents approximately one third of Talkspace's valuation, has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

WHAT IT MEANS TO BE A MINORITY HOLDER

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

Pursuant to our Amended and Restated Certificate of Incorporation, as amended, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred Stock, which is currently $2.6774 per share.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than April 30 each year. Once posted, the annual report may be found on the Company's website at www.fisherwallace.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC. The Company must continue to comply with the ongoing reporting requirements until: (1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record, and has total assets that do not exceed $10,000,000; (3) it has filed at least three annual reports pursuant to Regulation Crowdfunding; (4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) it liquidates or dissolves its business in accordance with state law.

TRANSACTION PROCESSING

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Top of Funnel Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Top of Funnel Offering Deadline, the funds will be released to the Issuer upon the closing of the Offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Top of Funnel Offering Deadline, it may close the Offering early provided (i) the expedited Top of Funnel Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Top of Funnel Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Top of Funnel Offering Deadline.

Investment Cancellations

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, Investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, the closing of the offering at its Top of Funnel Offering Deadline, and the Investor Signing Deadline.

Material Changes

Material changes to an offering include but are not limited to:

A change in the Target Offering Amount, change in security price, change in management, etc. If the Issuer makes a material change to the Offering terms or other information disclosed, including a change to the Top of Funnel Offering Deadline or the Investor Closing Deadline, Investors will be given five (5) business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, Investors that have committed funds will be provided five (5) days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the Investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if Investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the Investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 12, 2024.

FISHER WALLACE LABORATORIES, INC.

By: _Kelly Roman_
_____
Kelly Roman, Chief Executive Officer

EXHIBIT A

FINANCIAL STATEMENTS

Fisher Wallace Laboratories, Inc.

(Delaware Corporation)

Consolidated Financial Statements

December 31, 2023 and 2022

FISHER WALLACE LABORATORIES, INC.

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

April 25, 2024

To: Board of Directors, Fisher Wallace Laboratories, Inc.

Re: 2023 and 2022 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of Fisher Wallace Laboratories, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders' equity/deficit, and cash flows for the calendar years thus ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021and 2020, and the consolidated results of its operations, shareholders' equity/deficit and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 25, 2024

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2022

	Consolidated	
	December 31, 2023	December 31, 2022
ASSETS		
Current Assets:		
Cash in banks	$ 311,160	$ 128,229
Inventories	48,573	292,050
Other current assets	1,284	19,216
Total Current Assets	361,017	439,495
TOTAL ASSETS	$ 361,017	$ 439,495
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts and credit cards payable	$ 1,931,225	$ 1,914,035
Accrued expenses	-	209,285
Loans payable, net of unamortized discount	569,243	427,470
Deferred revenue	721,861	1,029,556
Other current liabilities	-	-
Total Current Liabilities	3,222,329	3,580,346
Non-Current Liabilities:		
Convertible notes and accrued interest	175,000	420,660
Due to related party and accrued interest	691,830	663,004
Total Non-Current Liabilities	866,830	1,083,664
Total Liabilities	4,089,159	4,664,010
Stockholders' Equity (Deficit):		
Series Seed Preferred Stock	159	91
Class A voting common stock	600	600
Class B nonvoting common stock	170	143
Additional paid-in capital, net of offering costs	11,012,824	8,948,580
Class B common stock subscriptions receivable	-	(76,416)
Accumulated deficit	(14,741,895)	(13,097,513)
Total Stockholders' Equity (Deficit)	(3,728,142)	(4,224,515)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 361,017	$ 439,495

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
Net sales	$ 2,019,527	$ 4,739,387
Cost of goods sold	(350,736)	(1,096,113)
Gross profit	1,668,791	3,643,274
Operating Expenses:		
Advertising and marketing	1,210,616	5,139,819
General and administrative expenses	1,373,964	2,308,252
Research and development	631,649	2,950,730
Total Operating Expenses	3,216,229	10,398,801
Loss from operations	(1,547,438)	(6,755,527)
Other Expenses:		
Interest income (expense), net	(89,444)	(319,568)
Other income (expense), net	(7,500)	1,351
Provision for income tax	-	-
Net Loss	$ (1,644,382)	$ (7,073,744)
Weighted-average vested common shares outstanding:		
- Basic and Diluted	9,653,533	9,392,849
Net loss per common share		
- Basic and Diluted	$ (0.17)	$ (0.75)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2023 and 2022

	Series Seed Preferred Stock		Class A - Common Stock		Class B - Common Stock		Additional Paid-In Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at January 1, 2022	**456,905**	$ **46**	**6,000,000**	$ **600**	**1,196,273**	$ **119**	$ **6,552,968**	$ **(73,284)**	$ **(6,023,769)**	$ **456,680**
Issuance of Series Seed Preferred Stock and Class B Common Stock	456,904	$ 45			233,285	$ 24	2,870,383	$ (3,132)		2,867,320
Offering costs							(474,771)			(474,771)
Net income (loss)									(7,073,744)	(7,073,744)
Balance at December 31, 2022	**913,809**	$ **91**	**6,000,000**	$ **600**	**1,429,558**	$ **143**	$ **8,948,580**	$ **(76,416)**	$ **(13,097,513)**	$ **(4,224,515)**
Issuance of Preferred Stock and Common Stock	67,400	$ 68			269,526	$ 27	2,064,244	$ 76,416		2,140,755
Net income (loss)									(1,644,382)	(1,644,382)
Balance at December 31, 2023	**981,209**	$ **159**	**6,000,000**	$ **600**	**1,699,084**	$ **170**	$ **11,012,824**	$ **-**	$ **(14,741,895)**	$ **(3,728,142)**

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023 and 2022

	December 31, 2022	December 31, 2022
Cash Flows from Operating Activities		
Net Loss	$ (1,644,382)	$ (7,073,744)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Changes in operating assets and liabilities:		
(Increase)/decrease in inventories	243,477	(258,360)
(Increase)/decrease in security deposit		21,167
(Increase)/decrease in other current assets	17,932	(4,050)
Increase/(decrease) in accounts payable	17,190	1,495,552
Increase/(decrease) in accrued expenses	(209,285)	134,797
Increase/(decrease) in other current liabilities		(1,759)
Increase/(decrease) in deferred revenue	(307,695)	1,029,556
Increase/(decrease) in due to related party	86,479	86,479
Net Cash Used in Operating Activities	(1,796,284)	(4,570,362)
Cash Flows from Financing Activities		
Proceeds from/(repayement of) loans, net	(161,540)	376,662
Proceeds from issuance of equities	2,140,755	2,557,749
Offering costs	-	(165,200)
Net Cash Provided by Financing Activities	1,979,215	2,769,211
Net Change In Cash	182,931	(1,801,151)
Cash at Beginning of Period	128,229	1,929,380
Cash at End of Period	$ 311,160	$ 128,229
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 89,444	$ 319,568
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these
consolidated financial statements

FISHER WALLACE LABORATORIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Fisher Wallace Laboratories Inc. (the "Company"), is a corporation formed on August 23, 2019 in the State of Delaware. Fisher Wallace Laboratories LLC (the "LLC"), a Delaware limited liability company organized on December 29, 2006 under common ownership and control as the Company. In September 2019, the LLC Company merged with the Company in an acquisition transaction, whereby the owners of the LLC Company agreed to exchange 100% of the interests in the LLC Company for 6,000,000 shares of Company's Class A Common Stock.

The LLC Company contributed substantially all of its assets including cash, accounts receivable, inventories, intangible assets, accounts payable and other obligations to the Company. The Company began its commercial operations with the contributed net assets of LLC in November 2019. The Company's headquarters are in New York, NY.

The Company manufactures (through a subcontractor in China) a cranial electrotherapy stimulation device, the Fisher Wallace Stimulator, which is FDA cleared for the treatment of depression, anxiety, and insomnia. The device was invented by two electrical engineers, Saul and Bernard Liss, in the 1980's, and has been on the market as an FDA sanctioned device since 1991. The device uses a mild form of alternating current to stimulate key neurotransmitters, including dopamine, serotonin and beta-endorphin, and also lowers cortisol, the stress hormone.

The Fisher Wallace Stimulator restores sleep and improves mood by using patented radio frequencies to gently stimulate the brain's production of serotonin, beta-endorphin, and other key neurochemicals. Multiple published studies, including studies performed at Harvard Medical School, have proven the safety and effectiveness of the device. Patients typically use the device twice a day for twenty minutes (once in the morning and once before bedtime). The device causes no serious side effects and is safe to use while taking medication.

The Fisher Wallace Stimulator is sold primarily to consumers directly by the Company, as well as to a handful of distributors. Most of the distributors are located in the US, there is one in Mexico, and several are in Europe.

The Company have a CE/ISO mark which allows it to sell in Europe and Mexico (COFAPRISE).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Fisher Wallace Laboratories Inc. and Fisher Wallace Laboratories, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. Bank deposit accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and 2022, the Company's cash balances exceeded federally insured limits by $61,160 and $0, respectively.

FISHER WALLACE LABORATORIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined an allowance on its accounts receivable is not necessary as of December 31, 2023 and 2022.

Inventories

Inventories are stated at the lower of cost or market and accounted for using the First In First Out (FIFO) method. As of December 31, 2023 and 2022, the Company's inventory balances amounting to $48,573 and $292,050, respectively, consisted primarily of medical devices. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the consolidated statements of operations. The Company records no impairment and obsolescence reserves against its inventory balances as of December 31, 2023 and 2022.

Patents

The Company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. The Company's patent was acquired in 2019 from LLC in the capital contribution of the Company. While the management believes the patent to be an integral part of the Company's commercial operation, LLC had fully amortized the asset prior to assignment.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its products.

Shipping and Handling

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as part of sales revenue in the consolidated statements of operations.

Cost of Goods Sold

Cost of Goods Sold include the cost of stimulator, batteries, accessories and spare parts, device bags, labels, strap material, transportation from the manufacturer including tariffs, and mandated device testing. Starting in 2022, sales fees, including Shopify and PayPal will be expensed under advertising marketing and sales expense, rather than under cost of goods sold, as in the past..

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until September 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the September 2019 conversion, the Company was taxed as a corporation. The Company pays Federal and State income taxes at rates of approximately 21% and 6.5%, respectively, and has used an effective blended rate of 26% to derive at deferred tax assets. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward, the Company has recorded a full valuation allowance to reduce the deferred tax asset to zero. As a result, the Company's net effective tax rate was 0% for the years ended December 31, 2023 and 2022.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. The basic and dilutive earnings or loss per share data are provided in the consolidated statement of operations.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses for the years ended December 31, 2023 and 2022, respectively, and has accumulated deficit of $14,741,895 as of December 31, 2023. The Company has not yet generated significant revenues and has negative cash flows from operating activities for the years ended December 31, 2023 and 2022, respectively. In addition, the Company faces significant economic uncertainty due to interest rate increases and the anticipated economic slowdown.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Also, see Note 9 for additional information regarding the Company's clearance to market its devices under authorization from the US Food and Drug Administration.

NOTE 4: DEBT INSTRUMENTS

The Company's loans payable as of December 31, 2023 consist of:

Shopify loans	$396,730
Facebook loans	167,513
Related party loan	5,000
Loans payable	$569,243

Convertible Notes

From August to October 2022, the Company issued $414,500 in notes convertible to Class A shares at 8 percent interest, accrued at issuance. The notes convert at a price of $2.7358 per share. Interest payments begin the last day of the seventh month after issuance in six equal monthly installments. As of December 31, 2022, one note worth $25,000, plus $2,000 in interest had converted, leaving a total of $389,500 in principal outstanding, plus $31,160 in interest. By March 2023, all notes have converted except for $34,764 in principal and 2,781 in interest.

In 2023, the Company issued an additional $175,000 of convertible notes.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

On December 22, 2021, the Company amended its certificate of incorporation to amend its authorized stock to 9,150,000 shares of common stock, consisting of 6,920,000 shares of Class A voting common stock and 2,230,000 shares of Class B non-voting common stock, and 913,809 shares of preferred stock, designed as Series Seed Preferred Stock. Each with $0.0001 par value per share.

Class A voting common stock have voting rights, while Class B nonvoting common stock do not. The common stock is subject to the rights and preferences of common stock. Preferred stockholders are entitled to certain dilution protected dividend preference over common stockholders. Series Seed Preferred Stock are convertible at the holders' option into common stock at a dilution protected 1:1 conversion rate. Series Seed Preferred stock is subject to mandatory conversion if and upon an initial public offering. Series Seed Preferred Stock are entitled to one vote per share on an as-converted basis.

Common Stock

As of December 31, 2022, the Company had 6,000,000 shares of Class A common stock and 1,699,084 shares of Class B common stock.

Preferred Stock

In December 2021, the Company issued 456,905 shares of its Series Seed Preferred Stock to an investor at $2.7358 per share, providing proceeds of $1,250,000. In March 2022, the Company issued another 456,904 shares for another $1,250,000 in cash. In 2023, an additional 67,400 shares of preferred stock were issued. There are 981,209 shares of Series Seed Preferred Stock outstanding.

2021 Omnibus Incentive Plan

The Company adopted the *2021 Omnibus Incentive Plan* (the "Plan"), as amended and restated. The Plan permits the grant of stock options to attract and retain employees and consultants. Under the Plan, the Company issues stock options having a term of up to ten years and a strike price of no less

than fair market value of common stock. Stock option is subject to vesting restrictions determined on a case-by-case basis.

The Company has reserved 981,896 shares of common stock under the Plan. As of December 31, 2022, 807,813 shares remained available for issuance under the Plan.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company was capitalized with cash, inventory, accounts receivable, intangible assets, accounts payable and other obligations after inception from LLC in exchange for the shares of Class A Common Stock of the Company. The Company recorded these contributed assets at their verifiable book value. No goodwill or excess purchase price was allocated. Many of the most valuable assets contributed by LLC to the Company included customer lists, branding goodwill, patents and other intangibles that have no book value in these consolidated financial statements.

The Company has loans from its key employees to secure working capital amounting to $576,525 with $115,305 accrued interest as of December 31, 2023. This loan bear 5% interest per annum starting January 1, 2020 and has no fixed maturity.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Lease Commitments

Starting February of 2022, the Company entered into a new lease agreement with Acumen Capital Partners LLC for office space for a monthly rent of $7,056.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August

2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 25, 2024, the date the consolidated financial statements were available to be issued. Based on this evaluation, management notes the following additional material events were identified which require adjustment or disclosure in these consolidated financial statements.